OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

One Sphera, Inc.

POB 4008
Sparks, NV 89432

http://OneSphera.com

20000 shares of A Class Stock and CC Token

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,140,000 shares of A Class Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 shares of A Class Stock ($10,000)

Company	One Sphera, Inc.
Corporate Address	POB 4008, Sparks, NV 89432
Description of Business	One Sphera, Inc., was formed on May 7, 2015 as a Nevada Benefit Corporation. We are a development-stage company formed to create large-scale Civic and Community Engagement Connectivity Applications on Blockchain-based Machine Learning Platforms.
Type of Security Offered	A Class Stock and CC Token
Purchase Price of Security Offered	$.50
Minimum Investment Amount (per investor)	$250

Perks*

The Offering includes 5 CC tokens for every $1.00 invested. In addition, the following perks are being offered:

One Sphera Token Distribution Event Offerings

Tier	Minimum	Investment Range	Bonuses (Each Tier gets previous tier included)	Token Price Community Platform Tools	$0.20 Discounted Token Price
1	$250	to $499	T-Shirt and our endless appreciation!	Lifetime Membership	$0.10
2	$500	to $999	Premium Needs & Offers Campaign	Let's Trade!	$0.08
3	$1,000	to $2,499	1 Premium Project Resourcing Campaign	Let's Work!	$0.06
4	$2,500	to $9,999	1 Premium Value Chain Advertising/Fundraising Campaign	Let's Talk!	$0.05
5	$10,000	to $49,999	Full Premium Services for 1 year	Your Community	$0.04
6	$50,000	to $99,999	1 Full Community Corner Setup	Community Corner	$0.03
7	$100,000	plus	Full SuperSphere Services for 2 years	SuperSphere	$0.02

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

<u>Terms of Tokens</u>

Community Coin Tokens ("CC Tokens")

Description: Community Coin Tokens will be an ERC20 Token built on the Ethereum Blockchain and function as the primary medium of exchange in a newly created decentralized donation marketplace (The Community Platform). The initial price of the Tokens is $.20 each, or 5 CC Tokens per $1.00 invested. There will be a one year hold on the Secuitized Community Coin Tokens, after which it will be available to exchange.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** CC-Blockchain
- **Expected Network Launch date:** 2019
- **Total amount of Tokens authorized for creation:** 3,500,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 755,000,000
- **Will they be listed on Exchanges:** Yes, we intend to list the CC on one or more Exchanges that support Securitized Token purchasing
    - **if so, which:** Unknown at this time

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

Additional Information

- CC circulates through the Community Platform, is tracked on the distributed **CC-Blockchain**, and is issued and received through the **Rewards Engine**. CC is exchanged based on the Proof points of:
    - **Proof of Community Cooperation** (PoCC), and
    - **Proof of Community Influence** (PoCI).

CC is earned when Members conduct PoCC/I activities incentivized by The Community Platform, such as connecting two people, creating Groups, donating to a local Community Non-Profit, etc. Once earned, CC can be exchanged for a number of services and goods within THE PLATFORM.

- Use CC to pay for an Advertising Campaign to promote an **Event**
- Anything from a virtual garage sale to real life rock concert!
- Use CC as a method of exchange within the Community Platform's **Needs and Offers Engine**
- Offer and purchase goods and/or services to and from Community Members
- User CC to pay for The Platform's Premium Services
- Renew or Level-up your Membership and add premium features
- Exchange CC
- Fo rmarketing products such as Community Platform logo'd Pens, Mugs, T-shirts, Mousepads, etc.
- Eventually the SecuritizedToken will be available to be traded on a public exchange
- Total Points and CC earned each month and averaged over a year can increase one's **Reputation in the Community**.

- The CC is a **Securitized Utiity Token** that is used on **The Community Platform** (the Platform)
    - The Community Platform is a large-scale application that addresses a wide range of needs
    - The Entrepreneur who want to grow their business
    - The NonProfit that wants to Fundraise
    - The Organization that wants to advertise
    - The Individual who wants to meet like-minded people and organizations
- CC circulates through the Community Platform, is tracked on the distributed **CC-Blockchain**, and is issued and received through the **Rewards Engine**. CC is exchanged based on the Proof points of:
    - **Proof of Community Cooperation** (PoCC), and
    - **Proof of Community Influence** (PoCI).
- Any time a Member of the Platform participates in a **Campaign** using the Rewards Engine, they will hold a copy of **the internal distributed blockchain ledger** generated for that Campaign.
    - There are **multiple Blockchains** on the Platform
    - The Rewards Engine is based on well-researched **Game Theory** and **Applied Human Behavior Algorithms**

The Company currently does not have a distributed ledger based business model nor a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the JonCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

Community Coin Securitized Utility Token Distribution Analysis

CC Token Distro Events	Share Price	Ratio CC to Share	Token Price	Shares Issued	Tokens Issued	% of Total Tokens	USD
Crowdfunding (Reg CF) (25k - $1M)	$0.50	2.50	$0.20	2,050,000	15,187,500	0.43%	$1,070,0(
Reg D (Accredited Only) ($6 - 10M)	$0.50	2.50	$0.20	10,050,000	324,166,667	9.26%	$10,000,0(
Subtotal Initial Raises				12,100,000	339,354,167	9.70%	$11,070,0(
Reg A+ (Global) ($60-75M)	$5.00	5	$1.00	75,000,000	3,765,625,000	107.59%	$75,000,0(
				75,000,000	3,765,625,000	107.59%	$75,000,0(
Subtotal after TDE's	$5.00	5	$1.00	87,100,000	4,104,979,167	117.29%	86,070,00

Reserved Tokens	
Reserved for Crowdfunding Raise (Reg CF) (25k - $1.07M)	(15,187,500)
Reserved for Reg D Raise ($6 - 10M)	(324,166,667)
Reserved for the Reg A+ Raise ($60-75M)	(3,765,625,000)
Reserved for 2M Members to receive $5 of CC when they Authenticate	(100,000,000)
Reserved for The Bancor Protocol Reserves*	(500,000,000)
Reserved for the Non Profit Foundation "Connecting the Good Worldwide"	(130,000,000)
Reserved for the Public Benefit Company One Sphera	(125,000,000)
Total Reserves	(4,959,979,167)
Available for Community PoCC Rewards	(1,459,979,167)

*Note: The Bancor Protocol Reserves are held as a cryptocurrency stability fund

The 10% Bonus for StartEngine Shareholders

One Sphera, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of A Class Stock at $1 / share, you will receive 10 A Class Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

One Sphera, Inc. is a Nevada Public Benefit Company that was created to engage, support, and energize collaborative communities. We have created The Community Platform, a new Blockchain-based Collaboration Ecosystem that supports its participants in engaging and improving their local, national, and international communities.

The CommunityCoin (CC) is the Securitized Utility Token of One Sphera, Inc and is used to reward and incentivize the positive activities of **Proof of Community Cooperation™ (PoCC)** and **Proof of Community Influence™ (PoCI).** CC Tokens are designed to improve collaboration opportunities, increase access to qualified goods and services on our Marketplace, validate Community activity, and increase the overall quality and value of the Community and Network.

Development Roadmap

The user interface of The Community Platform is built on the gaming and software development platform, Unity 3D, and operates on smartphones, tablets, and PC's that support Windows, iOS, Android, and a variety of Web Browsers. The majority of the tools within the application suite require a connection to the Internet, however certain key features are useful offline. The entire application is designed to operate quickly, intuitively, and engage the Member's interest.

We are hosted on Amazon Web Services (AWS) with a very large and sophisticated PostgreSQL database backend. Our API layer is built on the Kong Rest protocol. All data is secured and all user private information will be encrypted with PKI.

We have released an MVP of two core features of the Community Platform: ***Let's Connect!*** and ***Let's Work!*** to PC, Mac, Android, and iOS.

Initial feedback on our beat release is very good, and we are continuing on our development schedule. Our next area of focus is to build ***Let's Trade!*** - our Needs and Offers marketplace and our Digital Wallet. Once those are completed, which we estimate in Q3 of this year, and we have successfully demonstrated the secure use of fiat currency on the Platform, we will conduct the initial genesis of our cryptocurrency, **CommunityCoin.**

We anticipate a full **Release 1 of the Community Platform in Q2 of** 2019.

We will then focus on creating Release 2 - **targeted for delivery in Q2 of 2020.**

> Rel.2 will include multi-language skins (supporting 80 localized languages) 2D and 3D User Interfaces, and a variety of highly interactive components, including feedback from Rel.1.

Release 3 is targeted for delivery in Q2 2021

> Rel.3 will incorporate feedback from previous releases, as well as move our platform into Machine Learning using MongoDB. The goal of Rel 3 is to create a self-sufficient community and subsphere intelligence system that dynamically adjusts to the varying interests of the Members it serves.

Sales, Supply Chain, & Customer Base

We anticipate moving into cash flow with aspects of Release 1 of the platform in Q2 2019. By YE 2020 we expect to hit break-even with over $11M in income and nearly 3M customers.

We are currently in Beta testing with a small customer base in Reno, NV, including:

- The County Government of Washoe, NV
- Keep Truckee Meadows Beautiful
- The Sierra Arts Foundation
- Damon Industries

Competition

We have done extensive research on our potential competitors, and while there is some overlap on some of the elements that are offered on the Community Platform, no one has brought all the components together to interact on a global, trusted platform that revolutionizes the way we advertise, market, and engage. Please see our offering document for our detailed analysis.

One Sphera Competitive Analysis	One Sphera	Facebook	Next Door	Meet-Up	Craigslist	Linked-in	Yahoo Groups	Google+
Respects Data Sovereignty	Primary Focus	Unsupported	Supported	Supported	Supported	Supported	Supported	Unsupported
Respects Identity Sovereignity	Primary Focus	Unsupported	Supported	Supported	Supported	Unsupported	Supported	Unsupported
Encouraging Face-to-Face Connections	Primary Focus	Supported	Primary Focus	Supported	Supported	Supported	Supported	Supported
Solving Real Needs	Primary Focus	Unsupported	Supported	Supported	Primary Focus	Supported	Supported	Supported
Connectivity Accelerator - Personal	Primary Focus	Primary Focus	Supported	Supported	Unsupported	Primary Focus	Primary Focus	Supported
Real-World, Research Based, Community Focused Mission	Primary Focus	Supported	Primary Focus	Primary Focus	Unsupported	Unsupported	Supported	Supported
Connectivity Accelerator - Two People	Primary Focus	Supported	Supported	Supported	Unsupported	Supported	Supported	Supported
Hyper-Local & Regional Focus	Primary Focus	Supported	Primary Focus	Supported	Supported	Unsupported	Unsupported	Unsupported
Supports Community Projects	Primary Focus	Supported	Supported	Supported	Supported	Unsupported	Unsupported	Unsupported
Supports Community Events	Primary Focus	Supported	Supported	Supported	Supported	Unsupported	Unsupported	Unsupported
Connectivity Accelerator - Organizations	Primary Focus	Supported	Unsupported	Supported	Unsupported	Primary Focus	Unsupported	Unsupported
Marketplace of Needs and Offers	Primary Focus	Unsupported	Unsupported	Unsupported	Primary Focus	Unsupported	Unsupported	Unsupported
Public Service Mission in Bylaws	Primary Focus	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported
Breaking Down Silos	Primary Focus	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported
Network Analytics Mapping	Primary Focus	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported
Giving Back to Local Charitable Organizations	Primary Focus	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported	Unsupported

Legend: Green =Primary Focus; Yellow =Supported; Red =Unsupported

Liabilities and Litigation

The company has no long term debt and has not been involved in any litigation.

The team

Officers and directors

Richard Flyer	Co Founder and CEO
Robert Bud James, PhD	Co Founder and President/CTO
Doug Damon	Investor/Director, Business Development Adviser

Richard Flyer
Mr. Flyer, MS, brings over 30 years of C level for profit and non profit business experience involving the venture capital, business consulting, medical, instructional design, and community development sectors. He has been CEO and Director of One Sphera, a software development company since May 2015 and owner of Flyer Associates since 2017, a consultancy working in the Medical, Technical, and Community Building industries. He works 4 hours at week at this job. As a pioneer in "Social Enterprise," his hands on community development experience built a new collaborative networking methodology and is the basis for the civic engagement technology of One Sphera.

Robert Bud James, PhD
Dr. James is a seasoned C Level executive with more than 40 years of proven expertise in designing and building large scale IT systems, with a focus on security and collaboration. As the original CTO of MySpace.com, he helped design and manage the world's first Social Media platform, on boarding 6M users in 9 months. He has extensive, in depth experience in successfully running a global technology enterprise in nearly every key area. He has been full time CTO and Director of One Sphera, a software development company since 2015 and a part time Director (2 hours/week) of New Vistas International since 2015, a training school.

Doug Damon
Mr. Damon brings 40 years plus experience to business development and networking. He is the founder and current President of Damon Industries (DI), a food manufacturer, that has been in continuous operation since 1946. He has been a Director of One Sphera, a software development company, since 2015. He is an Arete International High Performance Advisor, consulting to businesses and organizations on human and cultural development and facilitates strategic planning.

Number of Employees: 3

Related party transactions

The Company paid two of its stockholders, Robert B. James and Asher Tuggle 556,158 for services provided during the year ended December 31, 2017. In 2017, the Company entered into a 56,000 note payable agreement with a stockholder, Richard Flyer for cash flow purposes. The short term note does not bear interest and expires October 31, 2018. The note balance as of December 31, 2017 was 52,000. Subsequent to the financial statement date the note was paid in full.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investing in Securities** An investment in our Securities is extremely speculative and illiquid, involves a high degree of risk, including the risk of a loss of your entire investment, and is therefore not suitable for all investors. You should carefully consider the risks and uncertainties described below and the other information contained in this Memorandum before purchasing any Shares. The risks set forth below are not the only ones facing our company. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, our ability to pay the Shares may be impaired, and you could lose all or a substantial portion of the money that you pay for the Securities.
- **New Venture** Our management team, Richard Flyer, Dr. Robert James has extensive experience in creating real-world community development, creating high tech startups, developing world class software, running international companies, managing corporate operations, and raising venture capital. Further, our Advisory Board has experience in all these areas as well as extensive depth in corporate finance, investment banking, project management, and quality management. However, we are a new company and are advancing this venture in a very competitive field. Our success will depend in part on our ability to deal with the problems, expenses and delays frequently associated with establishing a new business venture and obtaining sufficient market penetration and acceptance of our services. General economic conditions may affect our activities. Interest rates, general levels of employment, economic activity, and other general economic factors may affect the value of an investment in us. It is impossible to predict with any certainty the economic outlook or future of our business or the national economy as a whole.
- **Limited Operating History** Accordingly, our operating history is minimal, and it will be difficult for you to evaluate our business and future prospects. However, our individual resumes are quite strong. In your evaluation, you must consider the risks, expenses and difficulties that we will face and that are frequently encountered by new companies, particularly companies in competitive markets. To address these risks, we must, among other things, raise enough money to fully fund our operations, effectively manage costs and quickly build a client base. We can make no assurances that we will be successful in addressing these risks, and the failure to meet these challenges could have a material adverse effect on us.
- **Dependence upon Offering** As One Sphera, Inc. is a developing company, there is a limited source of revenue and working capital. The company is committed to using the money raised under the Offering as working capital to operate the business and to continue efforts in software development. However, we can make no assurance that all or enough of the Units will be sold or that our future revenues will meet our projections. We will not escrow any subscription funds and we use and spend investment funds received as the money comes in. Therefore, if our business fails you will lose your entire investment. Even if all of the Units are sold and we still have insufficient capital to fund our business and may still need to pursue other financing alternatives, although we have added extensive conservatism and alternative approaches into the model to offset this as much as possible.
- **Public Benefit Corporation** One Sphera has incorporated in the state of Nevada as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as benefit to the investor, albeit not a completely financial one.
- **Reliance upon Officers, Managers and Key Personnel** We are, at present, completely dependent upon the personal efforts and abilities of our principals, Richard Flyer and Dr. Robert James. If either Richard or Robert become unable to run our operation, or if we cannot assemble the core team of marketing or software development talent, we will face a significant risk that our business will be unable to function properly and will fail. To that extent we will be purchasing Key Man Insurance to allow us to fund the search for a replacement as needed.
- **Lack of Business** Our success will depend upon our ability to generate income from premium services as well as advertising revenue. If we are unable to capture an adequate number of subscribers to our service, it will be difficult to operate our business effectively. Alternatively, even if we are successful in capturing a market share, if the overall economy falls we may still have a hard time generating sufficient revenues for our business to succeed.
- **Management of Continued Growth** If we are successful we will need to expand our operations. To do this, we will need to effectively plan and manage our future growth. Depending on how fast we grow, it could strain our management, operational and financial resources. We have correlated growth expenditures based on the onboarding rate of customers and have allocated for both extremes of a low and high onboarding rate. However, we must continue to ensure that proper planning and budgeting is in place to manage any expansion without compromising our existing business.
- **Value of Our Shares** The purchase price for the Units was set by our Officers and Directors based on the projected estimate of corporate revenue over the next five years. Because our Shares are not publicly traded, we cannot tell what the future value of the Shares will be. The value of our Shares will continue to be subject to our discretionary determination in accordance with what we expect to be a reasonable value. In the event we become a public reporting company, and our Shares are placed for public transactions on any exchange, market or over-the-counter

trading system, fair market valuation will play a principal role in future pricing information.

- **Non-Registered Securities; No Public Market; Liquidity** We are a currently private company and are not trading on any exchange or bulletin board. There is no public market for the Units and underlying Shares and we do not know if such a market will develop. Neither the Units nor the underlying Shares have been registered under the Securities Act or under any state securities law in reliance upon certain exemptions provided in such laws. The Units and underlying Shares cannot be resold in any state unless they are subsequently registered or unless an exemption from registration is available. There is no definite plan to register the Units or underlying Shares in the future and you will have no right to require us to make such a registration. Consequently, you may not be able to liquidate your investment in us and may be required to hold your Shares for an indefinite period of time. Accordingly, investing in our stock is not suitable if you need investment liquidity.
- **Projections** Because we are newly formed with little revenue we are not currently able to generate audited financial statements. We have created a detailed pro-forma analysis of our Revenue and Expense Model which is available for review. While management believes its internal projections may be met, we make no guarantees at all with respect to the accuracy and forecasting ability of our projections.
- **Majority Ownership Held by Management** The management team will have a numerical majority and will be able to influence the outcome of all matters submitted to a vote of our shareholders, including the election of officers and directors, amendments to our Articles of Incorporation and approval of significant transactions, such as a merger, or a sale of all or substantially all of our assets. As a Benefit Corporation, all major actions such as the aforementioned require a 66% majority vote to pass. This potential for voting control could also effectively delay or prevent a change in control that might be beneficial to other shareholders.
- **Dilution** At present, our primary financing mechanism is the sale of equity capital. Because we already have a significant number of Shares outstanding, immediately after you purchase Units, the value of your underlying Shares may be decreased due to dilution factors. In addition, any other sales of our Shares that we make in the future may dilute your investment again. Finally, our officers, directors and consultants may receive stock or other equity grants in connection with their services, and these grants may further dilute your investment. However, the Company has set aside a large number unissued Shares for future rounds of investment to reduce the impact of dilution.
- **Token Issuance** While the Company intends to develop Securitized Tokens to be issued to holders of our RATE offering, there can be no assurance that it will do so. Should the Company fail to issue the Tokens, investors will be left with only the shares of stock. Token holders will have no legal or equitable rights, interests or claims to any specific property or assets of the Company. The remaining Tokens would not be expected to possess economic value. Moreover, in the event of the Company's failure to issue the Tokens, investors have no right to receive a refund or any return of any portion of their investment. As a result, investors should only invest in a RATE if they are prepared to lose the Token portion of their investment.
- **Token Exchange** At issuance, there will be no trading market for the Tokens, and a trading market may never develop. If the Securitized Tokens are issued, there will be no trading market available for the Tokens, no Designated Exchange and peer-to-peer transfers will not be permitted unless and until Token holders are notified otherwise by the Company and informed of the requirements to and conditions do so. As a result of recent regulatory developments, conventional crypto exchanges are currently unwilling to list securities tokens, such as the Company's Tokens. As a result, when the Tokens become transferable, they may only be traded on very limited range of venues, including U.S. registered exchanges or regulated alternative trading systems for which a Form ATS has been properly submitted to the SEC. Currently, the Company is unaware of any operational ATS or exchange capable of supporting secondary trading in the Tokens. Moreover, even if legally permitted, by purchasing Tokens, Token holders agree to additional transfer restrictions and shall not be able to effect transfers until such time as the Company informs holders that a Designated Exchange is available or that peer-to-peer transfer processes have been established. As a result, holders of Tokens should be prepared to hold their Tokens indefinitely. See "Notice to Purchasers" for more information. Moreover, even if the Tokens become transferable, we may rely on technology, including smart contracts, to implement certain restrictions on transferability in accordance with the federal securities laws. There can be no assurance that such technology will function properly, which could result in technological limitations on transferability and expose the Company to legal and regulatory issues.
- **Blockchain and Cryptocurrency Regulatory Concerns** The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, the existing Community Platform and offerings of digital assets, such as the Tokens, is uncertain, and new regulations or policies may materially adversely affect the development and the value of the Tokens. Regulation of digital assets, like the Tokens, and offerings such as this, cryptocurrencies, blockchain technologies, cryptocurrency exchanges and the existing Community Platform, is currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Tokens, tokens generally and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the Securities to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign

jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Tokens or the existing Community Platform. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Company's business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption and value of the Tokens and the financial performance of the Company. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the Tokens, including with respect to the Dividends that may be made, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

- **Blockchain and Cryptocurrency Security Concerns** The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Tokens. The growth of the blockchain industry in general, as well as the blockchain networks on which the Tokens will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and cryptosecurity industry, as well as blockchain networks, include, without limitation: • worldwide growth in the adoption and use of cryptocurrencies, cryptosecurities and other blockchain technologies; • government and quasi-government regulation of cryptocurrencies, cryptosecurities and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; • the maintenance and development of the open-source software protocol of cryptocurrency or cryptosecurities networks; • changes in consumer demographics and public tastes and preferences; • the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks; • general economic conditions and the regulatory environment relating to cryptocurrencies and cryptosecurities; and • a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens would adversely affect the Company's results of operations. The cryptocurrency and cryptosecurities industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Tokens.
- **Price Volatility of Cryptocurrency** The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Tokens may also be subject to significant price volatility. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Several factors may influence the market price, if any, of the Tokens, including, but not limited to: • the ability of the Tokens to trade in a secondary market, if at all; • the availability of a Designated Exchange or other trading platform for digital assets; • global digital asset and security token supply; • global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is safe and secure, and the regulatory restrictions on their use; • purchasers' expectations with respect to the rate of inflation; • changes in the software, software requirements or hardware requirements underlying the Tokens; • changes in the rights, obligations, incentives, or rewards for the various holders of the Tokens; • interest rates; • currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; • government-backed currency withdrawal and deposit policies of digital asset exchanges; • interruptions in service from or failures of major digital asset and security token exchange on which digital assets and security tokens are traded; • investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other digital assets; • monetary policies of governments, trade restrictions, currency devaluations and revaluations; • regulatory measures, if any, that affect the use of digital assets and security tokens such as the Tokens; • global or regional political, economic or financial events and situations; and • expectations among digital assets participants that the value of security tokens or other digital assets will soon change. A decrease in the price of a single digital asset may cause volatility in the entire digital asset and security token industry and may affect other digital assets including the Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Tokens and other digital assets to fluctuate. Such volatility in the price of the Tokens may result in significant loss over a short period of time. The terms of the Tokens may also lead to additional price volatility. The value of the Tokens will be tied to the value of our Shares. Consequently, unlike other digital assets, the operations and financial position of the Company will directly impact the price of the Tokens which may create additional volatility based on the Company's future performance.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Richard Flyer, 48.9% ownership, Class B and Class A Stock

- Robert B. James, 48.9% ownership, Class B and Class A Stock

Classes of securities

- A Class Stock: 9,752,350

  From the Amended One Sphera Inc Articles of Incorporation:

  A Class Stock. A statement of the designation, powers, preferences, rights, qualification, limitations, or restrictions of A Class shareholders is as follows:

  Voting Rights.

  Except as otherwise provided herein or by applicable law, the holders of A Class Stock shall be entitled to one (1) vote for each share of A Class Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the shareholders of the Benefit Company.

  Dividends.

  The holders of A Class Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property, or shares of stock of the Benefit Company as may be declared by the Board of Directors.

  Liquidation.

  In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Benefit Company, the holders of A Class Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the shareholders.

  Subdivision or Combinations.

  If the Benefit Company in any manner subdivides or combines the outstanding shares of one class of Stock, the outstanding shares of the other class of Stock will be subdivided or combined in the same manner.

  Equal Status.

  Except as expressly provided in this Article V, A Class Stock and B Class Stock shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters. Without limiting the generality of the foregoing:

  In the event of a merger, consolidation or other business combination requiring the approval of the holders of the Benefit Company's capital stock entitled to vote thereon (whether or not the Benefit Company is the surviving entity), the holders of A Class Stock and B Class Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as either class, and;

  In the event of any tender or exchange offer to acquire any shares of A Stock by any third party pursuant to an agreement to which the Benefit Company is a party or any tender or exchange offer by the Benefit Company to acquire any shares of A Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of A Class Stock and B Class Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as either class.

- B Class Stock: 50,000,000

  From the Amended One Sphera Inc Articles of Incorporation:

  B Class Stock. A statement of the designation, powers, preferences, rights, qualification, limitations, or restrictions of B Class shareholders is as follows:

  Voting Rights.

  Except as otherwise provided herein or by applicable law, the holders of B Class Stock shall be entitled to ten (10) votes for each share of B Class Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the shareholders of the Benefit Company.

  Dividends.

  The holders of B Class Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property, or shares of stock of the Benefit Company as may be declared by the Board of Directors.

Liquidation.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Benefit Company, the holders of B Class Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the shareholders.

Subdivision or Combinations.

If the Benefit Company in any manner subdivides or combines the outstanding shares of one class of Stock, the outstanding shares of the other class of Stock will be subdivided or combined in the same manner.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Class A Shares you will have limited ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

At present, our primary financing mechanism is the sale of equity capital. The Company has set aside a large number unissued Shares for future rounds of investment to reduce the impact of dilution. Because we already have a significant number of Shares outstanding, immediately after you purchase Units, the value of your underlying Shares may potentially be decreased due to dilution factors. In addition, any other sales of our Shares that we make in the future may dilute your investment and voting percentage again. Finally, our officers, directors and consultants may receive stock or other equity grants in connection with their services, and these grants may further dilute your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-17.

Financial Condition

Results of Operation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

We were formed on May 7, 2015 and we have not conducted significant operations since our organization was formed as we have been focusing on research and relationship building. In purchasing our Securities, you will not have the benefit of the information that would be normally included in publicly traded financial statements or other disclosures.

REVIEWED FINANCIAL STATEMENTS

Because we are a new entity with a very limited operating history, we have 2 years of CPA reviewed financial statements.

As a Public Benefit Company, we are legally required to conduct an annual 3rd party audit that demonstrates how One Sphera is benefiting the public and aligning with its stated Bylaws. We will be providing audit results to our shareholders and the public.

Financial Milestones

One Sphera – Growth and Value

While there are decided risks investing in a start-up enterprise, there is also the potential for considerable return. As a Benefit Corporation, One Sphera is uniquely positioned to offer significant value to the Community in the same way a Non-Profit organization might, and also offer a significant return to its Shareholders as a traditional "C-Corp" might. In this unique regard, investors as well as members will see concrete evidence that their communities are being benefitted by The Community Platform's connectivity tools and applied values. Great satisfaction can be taken from the knowledge that membership and investment in The Platform helps communities thrive around the world.

Pre-2013

One Sphera is the brainchild of two men with a great passion for making a difference. Richard brings his keen community development vision, honed from over 30 years of building real-world, collaborative networks. In addition to being the original CTO for MySpace, Bud has over 35 years of technological and managerial experience in C-Level positions from startups to Fortune 500 companies.

To-Date

We have designed The Community Platform software architecture, built a Minimum Viable Prototype, and conducted a successful beta test in Reno, NV. We have applied for a patent on our "Value Chain Advertising System." We have created a world class Board of Advisors. We have prepared the company with some seed money to begin a series of raises to make this world changing technology a reality. We are launch ready.

2018

Through our Reg CF and Reg-D offerings, One Sphera will be able to complete tooling the platform for Release 1, further secure its Intellectual Property with patents and trademarks, and establish strategic marketing alliances. We will be getting Letters of Intent from large networked organizations that are very excited to do business with us. Release One of our application suite should be ready about 9 months after our initial funding. We will also be releasing our cryptocurrency, CommunityCoin. We anticipate premium services and advertising revenue will be under $100K as we will bring our product to market towards the end of the year. Once we've completed the build and beta of Release 1, we estimate it will take us roughly 12 months to complete Release Two.

2019

We will roll-out The Community Platform Release 1 in conjunction with targeted Events, focusing first on smaller events and expanding after that. We will be on all the platforms - iPhone, Android, iOS, Tablet, PC, etc. Our rapidly growing 600,0000+ members will be getting alerts from The Community Platform regarding individuals and organizations with matching interests and needed resources. They will be creating connections with all the right people at the right time and will be helping everyone grow and thrive. Towards the end of the year we will be working side-by-side with major Event Organizers and intend to launch Release One in a series of large "revitalization events" in North America. We estimate a combined membership and advertising revenue that exceeds $1.5M and quickly grows.

2020

Perhaps what is most exciting about 2020 is that One Sphera will be onboarding nearly 3M Members and becomes profitable. This will be made possible by our threefold marketing campaign which will launch the product in multiple major US cities with Live Events and Webcasts, and our Super Spheres will begin onboarding hundreds of thousands of Members. Through our Needs and Offers Engine they will be posting offers and getting their needs met more quickly and efficiently than ever before. We are expecting to engage 12 or more large global networks (Super Spheres) with over 12 million participants. We are estimating $11M in revenue from Value Chain advertising, targeted advertising, and premium services.

2021

In 2021 we will be activating the state capitals and governments of all 50 States and going into English speaking countries. We will have prepared our Release 2 product with cool skins, games and a full-range of international languages. This will start The Community Platform Buzz as we move into million-dollar revenue through membership and advertising. We predict we will onboard over six million Members that year. Since we will be in full revenue, highly profitable, and pulling in nearly $33M, we anticipate creating significant attention from the marketplace. We anticipate that Private Equity Funds, large investors and brokerage firms will be very excited to participate in our larger A+ round.

2022

In 2022 we will be hitting full-stride. We will have launched in 75 countries with over 10 million Members. We will expand our product line with a full API set that will allow us to run on specialized hardware platforms, heads-up displays, and fully integrating with nearly every major device. We will be looking to conduct joint ventures with partners who will want to renew and extend their own brand. We anticipate earning nearly $100M by year end between advertising and premium services.

2023

In 2023 we should be in over 120 Regions all around the world, helping over 130 Super Spheres with millions of Members, and in over 100 countries. With over 14M Members, The Community Platform and One Sphera will be a household name. After closing our A+ round, we will go through an audit by Price Waterhouse to confirm our viability to go public, stay private, or be acquired. Our annual revenue is projected to be approaching $132M and our valuation will be in excess of $2B.

Exit Options

In 2024 and beyond, with over hundreds of millions in the bank, a $150M dollar annual revenue stream, and well over 16M Members, One Sphera would be an ideal target for an acquisition by a wise company with a heart. Conversely, as our Board determines, we can go public, or stay private and buyout our investors. Based on the value of our CommunityCoin Token at that time, we will have many options.

Pro-Forma Cash Flow Analysis and Break-Even

The following is a projected multi-year Income and Expense Analysis. We anticipate (but cannot guarantee) **break-even** in 30 to 36 months of operation. Additional details are available upon request.

One Sphera Master Plan	YE 2018	YE 2019	YE 2020	YE 2021	YE 2022	YE 2023
Total Regions Engaged To Date	0	0	24	42	106	419
Total Super Spheres to Date		0	12	39	82	130
Total New Members	20	654,679	2,057,026	3,359,013	4,777,647	4,032,499
Total Members	20	654,699	2,711,725	6,070,738	10,848,385	14,880,884
Cash Flow Analysis						
PremiumServices Revenue	$0	$137,470	$1,002,420	$2,967,930	$8,693,952	$11,884,725
Transaction Revenue	$0	$69	$501	$1,484	$4,347	$5,942
Revenue fromMobile Targeted Ads	$0	$9,349	$68,165	$201,819	$591,189	$808,161
Revenue from Web Targeted Ads	$0	$15,425	$112,472	$333,002	$975,461	$1,333,466
Revenue from Value Chain Ads	$0	$1,374,812	$10,024,263	$29,679,295	$86,939,525	$118,847,253
Consulting and Other Revenue	$45,000	$27	$313	$969	$3,071	$4,351
Total Revenue	$45,000	$1,537,152	$11,208,134	$33,184,498	$97,207,545	$132,883,899
Capital Raised						
Investor Capital	$6,050,000	$5,025,000	$0	$38,437,500	$38,437,500	$0
Expense Categories						
Support-a-Sphere Fund	$0	$13,747	$100,242	$296,793	$869,395	$1,188,473
Salaries and Taxes	$350,916	$2,376,829	$2,801,490	$3,199,646	$8,376,744	$8,795,581
Emp. Healthcare, Insurance	$124,705	$761,567	$1,145,542	$1,297,270	$2,977,037	$3,077,357
Advertising & Marketing	$327,000	$236,000	$1,029,000	$1,786,750	$7,955,750	$5,678,000
Ambassadors Fund	$20,000	$20,000	$181,000	$457,000	$948,000	$3,338,000
Office Expense, Electronics & Training	$103,250	$584,500	$924,000	$1,029,000	$2,016,000	$2,016,000
Legal & IP Protection	$73,500	$187,000	$341,750	$294,500	$294,500	$294,500
Security (Salaries, Sw/Hw, Cons., etc.)	$45,583	$274,845	$348,505	$357,867	$2,441,709	$2,526,782
Financial Transaction Fees	$363,000	$305,626	$30,088	$2,395,332	$2,567,199	$356,720
Server Hosting Fees	$11,242	$102,808	$549,163	$1,318,708	$2,495,863	$3,154,738
Application Development (Consulting)	$660,528	$1,252,152	$1,197,504	$1,197,504	$1,197,504	$1,197,504
Total Expenses	$2,109,311	$6,293,821	$9,450,048	$14,506,342	$32,140,803	$31,658,224
Earnings Before Taxes (EBITA)	($2,064,311)	($4,756,669)	$1,758,087	$18,678,156	$65,066,742	$101,225,675
Cash On Hand	$4,015,244	$4,283,575	$6,041,662	$88,782,318	$192,286,560	$293,512,236

Liquidity and Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

We are currently seeking both short-term funding to finance current operations and to execute our business plan. We project that the $11 million being raised in the current set of offerings will cover our anticipated monthly expenses, provide for marketing and commercialization efforts of the Company and allow us to hit break-even.

Our current cash requirements are significant due to planned development and launch of Release 1 and 2 of the Community Platform and we anticipate generating losses in the near-term. As discussed above, in order to execute on our long-term business strategy, we will require additional working capital commensurate with the operational needs of planned marketing, development and production efforts. We anticipate that we will be able to raise sufficient amounts of working capital through debt or equity offerings as may be required to meet short-term obligations. However, changes in operating plans, increased expenses, acquisitions, or other events, may cause us to seek additional equity or debt financing in the future. We expect to incur additional marketing, development and operational expenses.

Considering we are a development stage business, we do not generate adequate cash flows to support our existing operations within the next several months, our reliance on capital from investors, the potential need to seek additional loans to meet future objectives, and other factors, we believe there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to begin operations and achieve a level of profitability.

Liquidity and Capital Resources
Since its inception in 2015, the Company has raised $198,000 in equity and contract development services. Concurrent with this offering, the Company is seeking to raise up to an additional $1.07 million through a Crowdfunding pursuant to Rule CF under the Securities Act and $10M through a Reg D Private Placement Memorandum.

Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its software development efforts, marketing, and to fund working capital. In addition to minor marketing to support the raise, we have identified a development team and will begin expanded development immediately. The majority of the funds raised are required to pay for development of the Community Platform. See "Use of Proceeds."

The current raises will fund building the Community Platform and launch the prototype in a development cycle of 9-12 months for Version 1, and another 12 months for version 2 which will include support for multi-language skins. We expect our first paying customers within 12 months and revenue within 15 months.

The Company believes that the funds from the crowdfunding and private placement will enable it to fund operations through 2020 when, based on current assumptions, it expects to reach profitability.

Indebtedness

In 2017, the Company entered into a $6,000 note payable agreement with a stockholder, Richard Flyer for cash flow purposes. The short-term note does not bear interest and expires October 31, 2018. The note balance as of December 31, 2017 was $2,000. Subsequent to the financial statement date the note was paid in full.

Recent offerings of securities

None

Valuation

$29,677,800.00

Valuation The purchase price for the Units was set by our Officers and Directors based on the projected estimate of corporate revenue over the next five years. Because our Shares are not publicly traded, we cannot tell what the future value of the Shares will be. The value of our Shares will continue to be subject to our discretionary determination in accordance with what we expect to be a reasonable value. In the event we become a public reporting company, and our Shares are placed for public transactions on any exchange, market or over-the-counter trading system, fair market valuation will play a principal role in future pricing information. Our company pre-money valuation is based on a number of factors: * Our total issued stock at the pre-PPM price of $.50/share = 59,752,350 * .50 = $29.88M * One Sphera is a high-tech company * We have been building this company for nearly 5 years and it is based on 30+ years of research * We have a working prototype of our software * Our revenue projections show us earning over $11M in the next 2 years (See Pro-Forma)

USE OF PROCEEDS

Use of Funds: Crowdfunding

Distribution	USD	PCT %
Total Proceeds	$1,070,000	100%

Less Offering Expenses	$64,200	6%
Net Proceeds	$1,005,800	
1. Development	$563,248	56%
2. Operations	$160,928	16%
3. Marketing	$100,580	10%
4. Legal & Security	$80,464	8%
5. Investors	$50,290	5%
6. Contingency	$50,290	5%
	$1,005,800	100%

We are seeking to raise up to $1.07M through Regulation Crowdfunding with a minimum target raise of $10,000.

We are also seeking to raise up to $10M through Regulation D with a minimum target raise of $100,000.

As discussed above in "Financial condition – Liquidity and capital resources," the Company is conducting a concurrent private placement of up to $10 million of its Class A Stock with one vote per share at the same price and with the same rights as the Class A Stock we are offering through Regulation Crowdfunding. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Overview

The net proceeds of both offerings, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $11 million that we project we will need in 2018 through 2021 to complete the build of the The Community Platform and allow us to reach break-even in 2020. Specifically, we intend to invest in the expansion our development team (including experts in data science, machine learning, community engagement, and blockchain engineers).

The current raise will fund building the Community Platform and launch the prototype in a development cycle of 12-15 months for Version 1, and another 12 months for version 2 which will include support for multi-language skins. We expect our first paying customers within 12 months and revenue within 15 months.

After Release 2 we will conduct a Reg A+ raise of 75M to allow us to expand internationally through global marketing and localization into 80 languages.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds. As a Public Benefit company all our financial activity is transparent and available.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://OneSphera.com/investors in the Annual Reports section. The annual reports will be available within 120 days of the end of each fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR One Sphera, Inc.

[See attached]

Seasoned Advice. Financial Clarity.

HANSON&CO.

Certified Public Accountants

REVIEW OF

FINANCIAL STATEMENTS

One Sphera, Inc.

For the Years Ended December 31, 2017 and 2016

C O N T E N T S

HANSON & CO.
Certified Public Accountants

Board of Directors
One Sphera, Inc.
Denver, Colorado

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of One Sphera, Inc. (a Nevada corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hanson & Co. CPA's

Denver, Colorado
April 17, 2018

4100 E. Mississippi Ave., 17th Floor, Denver, Colorado 80246 [303] 388.1010 Fax [303]388.9740 E-Mail hanson@hanson-cpa.com

One Sphera, Inc.
Balance Sheets

ASSETS

December 31,		2017		2016
CURRENT ASSETS				
Cash	$	1,922	$	9,908
OTHER ASSETS				
Intangible assets		3,130		-
Deferred tax asset		14,200		11,200
Total other assets		17,330		11,200
Total assets	$	19,252	$	21,108

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	3,491	$	-
Note payable - related party		2,000		-
Total current liabilities		5,491		-
STOCKHOLDERS' EQUITY				
Class A common stock - authorized 200,000,000 shares of $.001 par value; no shares issued and outstanding		-		-
Class B common stock - authorized 50,000,000 shares of $.001 par value; 50,000,000 shares issued and outstanding		50,000		50,000
Additional paid-in capital		32,357		32,357
Accumulated deficit		(68,596)		(61,249)
Total stockholders' equity		13,761		21,108
Total liabilities and stockholders' equity	$	19,252	$	21,108

See accompanying notes and independent accountant's review report.

One Sphera, Inc.
Statements of Income

Years ended December 31,	2017	2016
REVENUE		
Consulting fees	$ 58,936	$ -
OPERATING EXPENSES		
Bank service fees	324	24
Computer	1,229	835
Contract labor	56,158	-
Professional fees	897	171
Licenses	1,260	-
Meals and entertainment	1,232	745
Office supplies and expenses	1,088	2,122
Travel	7,010	6,337
Total operating expenses	69,198	10,234
NET OPERATING LOSS	(10,262)	(10,234)
OTHER EXPENSES		
Interest expense	85	-
NET LOSS BEFORE INCOME TAXES	(10,347)	(10,234)
Income tax benefit	3,000	2,400
NET LOSS	$ (7,347)	$ (7,834)

See accompanying notes and independent accountant's review report.

One Sphera, Inc.
Statements of Changes in Stockholders' Deficit

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
BALANCE - JANUARY 1, 2016	-	$ -	35,241,000	$ 35,271	$ 32,357	$ (53,415)	$ 14,213
Issuance of stock	-	-	14,729,000	14,729	-	-	-
Net loss	-	-	-	-	-	(7,834)	(7,834)
BALANCE - DECEMBER 31,	-	-	50,000,000	$ 50,000	32,357	(61,249)	21,108
Net loss	-	-	-	-	-	(7,347)	(7,347)
BALANCE - DECEMBER 31,	-	$ -	50,000,000	$ 50,000	$ 32,357	$ (68,596)	$ 13,761

See accompanying notes and independent accountant's review report.

One Sphera, Inc.
Statements of Cash Flows (Page 1 of 2)

Years ended December 31,	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 58,936	$ -
Cash paid to suppliers and employees	(65,707)	(10,234)
Interest paid	(85)	-
Net cash used for operating activities	(6,856)	(10,234)
CASH FLOWS FROM INVESTING ACTIVITIES		
Legal fees for patent application	(3,130)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class B common stock	-	14,729
Proceeds from issuance of note payable	6,000	-
Payments on note payable	(4,000)	-
Net cash provided by financing activities	2,000	14,729
NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,986)	4,495
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,908	5,413
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,922	$ 9,908

See accompanying notes and independent accountant's review report.

One Sphera, Inc.
Statements of Cash Flows (Page 2 of 2)

Years ended December 31,	2017	2016
Reconciliation of net loss to net cash used for operating activities:		
Net loss	$ (7,347)	$ (7,834)
Reconciling adjustments:		
Deferred tax benefit	(3,000)	(2,400)
Changes in assets and liabilities:		
Accounts payable	3,491	-
Total adjustments	491	(2,400)
Net cash used for operating activities	$ (6,856)	$ (10,234)

See accompanying notes and independent accountant's review report.

Note A - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
One Sphera, Inc. (the Company), was created as a Nevada Public Benefit Corporation to help create, engage, support, and energize collaborative communities. The Company has created The Community Platform, a new Blockchain-based, Machine Learning Assisted Collaborative Ecosystem that supports its Members in engaging and improving communities.

Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The differences relate primarily to accelerated expenses being utilized for financial reporting purposes or fully deducting capital assets for tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences and net operating losses available to offset future taxable income, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Revenue and Cost Recognition
Revenues from consulting services is recognized based on when services are performed. Contract costs, includes all direct materials, subcontracts and those indirect costs related to contract performance are recorded as incurred. General and administrative costs are charged to expenses as incurred.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through April 17, 2018, the date that the financial statements were available to be issued.

Note B - Intangible Asset

The Company is in the process of applying for a patent as of December 31, 2017 for blockchain based community platform that supports users in engaging and improving their local network. The company has capitalized legal costs incurred in the application process. The patent will be amortized over its useful life if the patent is awarded.

Note C - Income Taxes

The income tax benefit consists of the following at December 31,

	2017	2016
Deferred income tax benefit	$ 3,000	$ 2,400

The deferred tax asset consists of the following:

	2017	2016
Non-current		
Federal net operating loss carryforward of $76,000 and $63,000	$ 16,100	$ 13,300
Amortization difference of approximately $9,000 and $9,700	(1,900)	(2,100)
Deferred income tax asset	14,200	11,200
Less valuation allowance	-	-
	$ 14,200	$ 11,200

At December 31, 2017 the Company has federal net operating loss carryforwards totaling approximately $76,000 and that may be offset against future federal income taxes. The federal net operating loss carryforwards will expire in years 2035 through 2037.

The Company's deferred tax asset is primarily the result of federal net operating loss carryforwards, and accumulated depreciation difference between book and tax, net of a valuation allowance, for that portion of the deferred tax assets that are more likely than not to be realized, in accordance with ASC 740. The FASB Accounting Standards Codification, provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attributes for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the Company's financial statements. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the years ended December 31, 2017 and 2016, respectively.

The Company's tax filings for years 2015 through 2016 are subject to examination by the Internal Revenue Service.

Note D - Note Payable

In 2017, the Company entered into a $6,000 note payable agreement with a stockholder for cash flow purposes. The short-term note does not bear interest and expires October 31, 2018. The note balance as of December 31, 2017 was $2,000. Subsequent to the financial statement date the note was paid in full.

Note E - Significant Concentrations

The Company maintains deposits with financial institutions, which may exceed amounts covered by insurance provided by the Federal Deposit Insurance Corporation (FDIC). There were no balances in excess of this limit during the years ended December 31, 2017 and 2016, respectively.

The Company considers customers that make up more than 10% of the Company's annual revenues to represent a concentration. The Company had two such customer for the year ending December 31, 2017 comprising of 100% of total revenues for the year.

Note F - Related Party Transactions

The Company paid two of its stockholders $56,158 for services provided during the year ended December 31, 2017.

See also Note D.

Note G - Stockholders' Equity

Common Stock

The company has two classes of designated common stock:

Class A stockholders receive one vote per share and upon liquidation of the Company will be entitled to share equally on a per share basis all assets of the company. Class A stockholders shall be entitled to share equally any dividends and other distributions of cash or property on a per share basis.

Class B stockholders receive ten votes per share and upon liquidation of the Company will be entitled to share equally on a per share basis all assets of the company. Class B stockholders shall be entitled to share equally any dividends and other distributions of cash or property on a per share basis.

Options

The Company has issued options that are convertible to common stock at the option of the holder. These options are subject to certain restrictions and limits as outlined in the advisor agreements. Options for a total of 9,752,350 in Class A common shares are currently outstanding and have not been exercised as of December 31, 2017. The company measures compensation costs based on the three levels of commitment per advisor as demonstrated in the agreements. Shares are allocated to advisors on a per month basis as defined in their advisor agreements.

Note G - Stockholders' Equity (continued)

Options (continued)

The company has determined these options have no value due to the company not beginning their principle operations. Exercise price of these options are to be at fair market value a time of exercise as outlined in the advisor agreement and will be incorporated into the stock option and stock purchase agreements and determined by the board.

Activity for the options are as follows:

Stock Options	Shares	Average grant date fair value per share
December 31, 2015	6,786,850	$ 0.00
Granted	2,454,750	0.00
Cancelled	-	0.00
January 1, 2016	9,241,600	0.00
Granted	510,750	0.00
Cancelled	-	0.00
December 31, 2017	9,752,350	$ 0.00

Note K - Going Concern

Cumulative losses of the Company from the date of inception, May 7, 2015, total $76,436. This factor could compromise the Company's ability to continue as a going concern.

Management has implemented a plan that should help the Company raise capital and continue to grow. Management plans on raising capital either by crowdfunding or through other means such as debt.

The Company's ability to continue as a going concern is dependent upon the success of management's plans. The accompanying financial statements do not include any adjustments that might be necessary related to the recoverability or classification of recorded assets or the amounts or classification of liabilities in the event management's plans are not successful.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

One Sphera is pending **StartEngine Approval.**


PLAY VIDEO
VALUE CHAIN
ADVERTISING
0
Investors
$0.00
Raised of $10K - $107K goal
One
One Sphera
Earn $$$ - Change the World!
Small OPO
Sparks, NV
Advertising and Marketing
Accepting International Investment

Earn $$$ - Change the World

Join us as we massively change and redirect one of the biggest money flows in the world's economy: Advertising.



How Value Chain Advertising Works

Invest in One Sphera

One Sphera has found a massive need in the global advertising system that is virtually untapped.

Word of mouth was THE major driver in business – that has changed. It is no longer word of **Mouth**, it's word of **Mouse**.
The world communicates via social media, but it and advertising are

Our disruptive Value Chain Advertising System radically changes the relationship between businesses, advertisers, and customers, building a true collaborative economy.

We reward participants for what they are already doing through our integrated game-based rewards system.

Transform your customer base into an extension of your sales force.

1. You set a budget, rewards, and prizes for your campaign.
2. One Sphera rewards your customers for sharing your offer with their friends through word of mouth and social media.
3. Customers are rewarded with prizes and cash based on the impact of their individual contribution.
4. You reap the rewards with new customers and increased reach and profits.



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Let's make a backyard farming network!
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NEWS
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The Value Chain lets you target precise customer interests



What We've Accomplished

We have spent the last 5 years designing and coding The Community Platform software architecture.
We have built a Minimum Viable Prototype (MVP), and conducted a successful beta test in Reno, NV.
We are live with *Let's Connect!* (creating trusted 3rd party connections) and *Let's Work!* (Project Creation and Resource Management).
You can download a beta version here
We have applied for a patent on our "Value Chain Advertising Platforms and Methods." (EFS ID 30791323, App # 62/578,419)
We have created a world class Board of Advisors.
We have prepared the company with some seed money to begin a series of raises to make this world changing technology a reality.
We intend to conduct the initial genesis of our Token, CommunityCoin in the next 30 days.

With your help, we anticipate Release 1 of the Community Platform in Q2 of 2019.

Our team at One Sphera is doing a revolutionary cultural hack by driving the entire advertising ecosystem towards inclusion and quality by inverting the economic pyramid.

The Offering

Investment: A Class Stock and CommunityCoin Tokens ("CC Tokens")

$.50/share of A Class Stock | When you invest you are betting the company's future equity value will exceed $29.8M

Perks

CommunityCoin Tokens ("CC Tokens")

The Offering includes 5 CC tokens for every $1.00 invested. In addition, the following perks are being offered:

One Sphera Token Distribution Event Offerings				***Token Price***	***$0.20***
Tier	Minimum	Investment Range	Bonuses *(Each Tier gets previous tier included)*	Community Platform Tools	Discounted Token Price
1	$250	to $499	T-Shirt and our endless appreciation!	Lifetime Membership	$0.10
2	$500	to $999	Premium Needs & Offers Campaign	*Let's Trade!*	$0.08
3	$1,000	to $2,499	1 Premium Project Resourcing Campaign	*Let's Work!*	$0.06
4	$2,500	to $9,999	1 Premium Value Chain Advertising/Fundraising Campaign	*Let's Talk!*	$0.05
5	$10,000	to $49,999	Full Premium Services for 1 year	*Your Community*	$0.04
6	$50,000	to $99,999	1 Full Community Corner Setup	*Community Corner*	$0.03
7	$100,000	plus	Full SuperSphere Services for 2 years	*SuperSphere*	$0.02

For Example:
When you invest $250, you will receive 2,500 CommunityCoin Tokens
When you invest $100,000 you will receive 5,000,000 CommunityCoin Tokens

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See **Offering Summary below for additional terms.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Modern Advertising Methods Extract Value from Customers Without Recognizing and Rewarding the Customer's Real Contribution

Every day on Facebook, Amazon, Linkedin, Google, and more - people are sharing reviews, posts, suggestions, photos, likes, etc. - without any reward.

- While people get satisfaction from sharing, they get no financial remuneration for the value they create.
- User's information and the content they produce is the financial foundation for an inefficient and ineffective advertising model.(5,6,7)

This extractive model systemically drives advertising towards the lowest common denominator of content and quality.(1,2) Further, businesses are cursed by not knowing which 50% of their "advertising dollar" is effective do to rewarding clicks, not content or quality.(3,4)


The Secret is Out!

Current Reward Systems are One-Dimensional. Attempts to reward customers who bring value to organizations are common. For example, airlines like Southwest offer a rewards program for using their credit card. Rewards-based systems have recently launched using cryptocurrency (Steemit and BAT), but they are as one-dimensional as previous, non-cryptocurrency reward systems.

Incentivizing trusted third-party introductions and referrals is the most powerful form of advertising and builds multi-dimensional community engagement! Yet, current reward systems and social media platforms fail to support these activities.

Our Solution:

Imagine Being Able to Reward and Incentivize the Value Your Customer's Create!



We not only imagined it – we built it.
INTRODUCING
The Value Chain
For Advertisers & Social Action
One

Value Chain Advertising System

We've developed a method to share financial rewards with our customers by building an engaged community that explicitly shares their precise interests in real time. At the same time, we create a delivery system for high-quality, opt-in and laser-targeted advertising that radically improves effectiveness and efficiency, leading to increasing conversion rates.

Our Value Chain Solution is literally a multi-dimensional, transactional combining of...

- sharing advertising dollars via trusted referrals (gossip for good),
- a dynamic multi-layered reward system,
- loyalty program that actually works,
- building engaged communities,

...all in a constellation of shared interests, needs and offers, and collaborative projects.

Our approach is a game changer because it turns the global economy "upside down" with the advent of our disruptive multi-dimensional model. At its heart is our secret sauce: Community Engagement. We support our interactive, engaged community members and incentivize them to share their truthful opinions, ratings, and more. Members can find and engage with other like-minded people and organizations, earn rewards, and co-create a thriving, interactive economic ecosystem.

This process of engaging community scales from local to regional to nationwide and around the world.



Value Chain Advertising System
Advertise BOGO Pizza
60-Day Campaign
Local Pizza: "Buy One Get One Free!"
Total Rewards for this Campaign: 500 USD/CC
Rules:
1. Anyone can participate and get a BOGO Pizza/Salad
2. Players will need to join the Campaign to get Rewards
3. Players that are both PoCC and POCI verified contributors to the Campaign will receive Rewards upon its completion.
4. Limit of 2 Donations, 2 Videos, 2 Stories, 4 Comments, 2 Ratings, 10 Emojis
Qualifying Activity (PoCC)
1. Players must buy either a Salad or a Pizza
Influencing Activity (PoCI)
1. Players receive recognition for influencing others
2. Donate, add Stories, Ratings, Comments, Emoji's, Video and Share Campaign info with others to earn points
Point Distribution
Donate Pizza (D) [Pink] +30
Video (V) [Gold] +20
Story (S) [Blue] +10
Comment (C) [Green] +5
Rating (R) [Purple] +3
Emoji (E) [Black] +1
Forward Link (L) [B+W] +5
Influencer (i) arrow +1
No Purchase (N) [Red] 0
10S +3R+7i=20 points
20V +6i=26
10S +3R+4i=17 points
5C + 3R + 2i = 10
5C + 3R + 2i = 10
5C+3R+(3*5L)=23
5C
1E
3R
30D
ON
D V S
C R E N
Activity is tracked in a Secure Ledger or Blockchain. At the end of the Campaign the points are added and the total rewards are distributed. Participation is based on Qualifying and Influencing activities (PoCC/I).
This example is a segment of a VCA Campaign where 20 Members are participating. On close and confirmation of the Campaign, the Platform will calculate and divide the Total Campaign Rewards. The Reward Amount will be deposited in the Member's Wallet.
Patent Pending James, Flyer, Mellon, ©2017, 2018, Diagram 1

Our Value Chain Advertising System (VCS) is a disruptive, patent-pending approach that uses blockchain for fundraising and advertising. It fundamentally challenges the centralized approach taken by dominant firms today that primarily only benefits advertisers.

By participating in an interconnecting chain of value, the VCS distributes financial and other rewards directly back to our customers and participants. When our users click on various ads and picture, etc. to add comments, give ratings, share the advertising campaign or just add an emoji, they will earn a portion of revenues generated from the advertisement based on a points system.



The Community Platform

To solve the painful trust issues of our current economic systems and the severe lack of community engagement, we created **The Community Platform, a machine-learning, blockchain-based software suite.** Third-party introductions and referrals are incentivized for in-person local, as well as digital, community projects, events, and sharing needs and offers in the marketplace.

The user interface of The Community Platform is built on Unity 3D and designed to operate on smartphones, tablets, and PC's that support Windows, iOS, Android, and a variety of Web Browsers.
The majority of the tools within our application suite require a connection to the Internet, however certain key features are useful offline. The entire application is designed to operate quickly, intuitively, and engage the Member's interest. Future releases of the product will include the ability to change interface "skins," language localization, personal #hashtags, and more.



Data Sovereignty and Identity Sovereignty are our top security concerns! Everything on the Platform is Opt-In.
The Community Platform offers multiple levels of (opt-in) information regarding each Member, Organization, Project, Event, News Item, Advertisement, and more. This is accomplished through powerful sets of independently and interactively running engines that drive the connectivity and key analytical interactions within the system.

If you don't want to see it - you won't see it.
If you don't want to share it - it won't be shared.



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Jonathan "wants to discuss funding a Local Community Garden in East Reno."
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The Primary Engines of the Platform:

- Connectivity Engine
- Project Engine
- Reward Engine
- Reputation Engine
- Relevancy Engine
- Network Analytics Engine
- Inference Engine

The Spheres of Sub-Spheres of One Sphera:

The Community Platform offers an interest-based application suite that promotes civic engagement, community support, and real-world human interactions. It does this by explicitly and implicitly mapping individual interests and providing a powerful platform for Member engagement. Each Sphere represents a broad category of interests, as well as a sphere of influence. Within each Sphere are Static SubSpheres which define categories of engagement. Beneath that are Unique SubSpheres that provide value to the Member and the Community. We can drill down into Dynamic Spheres and MicroSpheres that support even more specialization.

Connect to Your Spheres of Interest & Influence!


Education
Economy
Health
Environment
Sports
One Sphera
Helping Others
Arts & Culture
Hobbies
Governance
Food
Science
Transformation

Community Coin (CC)

The CommunityCoin (CC) is the Securitized Utility Token of One Sphera, Inc. and is used to reward and incentivize the positive community activities. CC tokens can improve collaboration opportunities, increase access to qualified goods and services on our marketplace, validate community activity, and increase the overall quality and value of the communities and network.

Positive service activities rewarded with CommunityCoin are divided into two categories -- PoCC and PoCI.

- Participants are **PoCC** qualified when they contribute time and/or resources to an event or when they attend the event. For example, a user can volunteer three hours to pick up trash for a river cleanup event to receive 100 points.
- **PoCI** qualification depends on getting recognition for influencing others. Adding stories, ratings, comments, emojis, videos, and pictures or sharing a campaign with others makes one PoCI qualified/approved. For example, a user could take pictures of a local pizza parlor event that's running a VCM campaign to help advertise and receive 20 points.

Activity is tracked in a **Secure Blockchain Ledger**. At the end of the Campaign, the points are tallied, exchanged for rewards and/or tokens, and the total rewards are distributed amongst the qualified participants. Each member's portion of the reward will be deposited in their private, secured Value Chain Digital Wallet.


CC
CommunityCoin.com

While CommunityCoin is used on the Value Chain Platform, the platform can also run on other currencies like the local fiat currency like cash or merchandise items that the organizer chooses. Put another way, our platform allows **everyone to take advantage of the advances made possible by digital currency and the blockchain without having to be technologically literate** about these concepts.

Click here for our White Paper

Community Platform Features and Engines


PLAY

Let's Play!

With Let's Play!, members will be able to connect, game, and grow with like-minded people and organizations to expand their hobbies and interests in new and exciting ways.



Let's Talk!

Let's Talk! allows connected and approved members to communicate with one another through a number of channels, including messaging, text, email, and phone.


NEEDS
& OFFERS

Let's Trade!

User participation is encouraged through the appropriate use of dynamic feedback, badges, titles, awards, points, etc. Users are given the opportunity to receive One Sphera Points and Tokens (CommunityCoin) as they actively participate.


CONNECT

Let's Connect!

Through Let's Connect! our members be able to connect with others in ways never before possible.


MEET

Let's Meet!

Through Let's Meet!, our members will be able to use powerful event calendar aggregation and creation tools to better organize their personal and professional time using a single interface that helps them to plan and attend virtual and in-person events.


PROJECTS

Let's Work!

Let's Work! allows users to create events and projects. Users can organize events and members who participate and/or connect the event to others. Project Managers will also find essential resources to help them create and complete the projects.

Our Values

Data Sovereignty

It is YOUR data and YOUR relationships. You decide what you will share, with whom, when, how, and can change it at any time. Your Privacy and Security are our number one concerns.

Opt-in Everything

YOU decide what you see in your Newsfeed and in your Inbox, especially advertising. Only see what you want to see.

Safety

The Community Platform encourages safe civil discourse and exchange in a supportive community environment. It breaks down barriers by focusing on what connects, not separates, us.

Community

One Sphera seeks to support the creation of self-reliant, local economies. One Sphera donates a certain percent of membership revenue back to each community's NPOs.

Transparency

As a Public Benefit Company, One Sphera values transparency in corporate activities, transactions, and its impact both locally and globally.

Tolerance

One Sphera supports and encourages using The Golden Rule as the appropriate guideline for behavior in all relationships, formal and informal.

Collaboration

One Sphera looks to uncover and create opportunities for collaboration between individuals, groups, organizations, regions, and the world.

Connectivity

One Sphera offers technology platforms that provide a common ground to empower individuals, organizations, and government agencies to interact locally, nationally, and internationally.

Quality

One Sphera is designed to reduce the "Signal-to-Noise" ratio of modern communication, thereby increasing the value of the interaction and usability of the information.

Consistency

One Sphera uses and fosters consistent high value, compassionate thoughts, words, and actions in personal and professional relationships,

Communication

One Sphera seeks to improve the quality, quantity, and velocity of communication within connections sharing common interests.

Why Be Our Investor?

The Marketplace

Imagine the financial and heartfelt rewards achieved by participating in a global, trusted platform that radically upends the way we advertise, market, and engage our communities and the world.

Global advertising and fundraising spend by businesses, non-profits, and governments has been constantly increasing since 2010 and is forecast to approach $724B by 2020.

We intend to disrupt and capture a portion of that market by significantly incentivizing everyone to engage in a platform that rewards community cooperation, community influence, and energizes community collaboration.





Our Head Start

Our team, developing our project for the past five years, has established regional and global community connections.

Regional:

- Washoe County – 400,000
- Operation Downtown (downtown Reno) – 200,000
- Keep Truckee Meadows Beautiful – 20,000
- Sierra Arts Foundation – 10,000

Global:

- America Matters Media (radio) – 3 million
- Sarvodaya, Sri Lanka (community) – 12 million
- Omyway (retail) – 40 million
- CEO Space (50,000 companies)


Community Platform Milestones
Pioneered real-world Collaborative Network Building. "Connecting the Good"
Richard Flyer
Bill Melton joins One Sphera
* Pioneered Payment Processing with Verifone.
* On founding Boards of AOL and PayPal.
Bill Melton
Crowdfunding and Reg(d) Offering Q2
2015
2018
2020
2021
V2 Release with Multi-language Q2
V1 Community Platform Release Q2
MVP Community Platform Q1
Reg A+ Round to fund Global Marketing
Bud James
Pioneered Social Media as the original CTO of MySpace.com
One Sphera formed as a Public Benefit Corporation
Connecting The Good Worldwide (CTGW) formed as a Non Profit Foundation
30+ Years Idea Development
Community Platform Product Development
Regional Early Market Adoption
Regional Expansion
Global

Our Development Roadmap

We are actively designing and developing the Community Platform.

As a Mobile and Computer application we are targeting nearly all standard platforms for our Release One roll-out, including Windows, Mac, iOS, Android, and Tablets. Our initial MVP application was written in C# on Unity 3D with PostgreSQL on AWS.

User Interface

We have chosen the Unity 3D engine as the front-end for our Platform for a number of reasons:

* Sophisticated user interface that supports 2D, 3D, VR, and AR games and Apps
* The gaming-focused high speed platform lends itself to blazing fast business performance
* Massive asset library that supports PC's, Web, Mobile Device and Gaming Consoles of all types
* Amazing Talent Pool of Coders, Designers, and Graphic Artists available

API Layer

For Release 1 we are planning to upgrade the entire platform to promote scalability and interoperability with a powerful Application Programming Interface Layer (API) using Kong. Kong is a scalable, open source API Layer (also known as an API Gateway, or API Middleware). Kong runs in front of any RESTful API and is extended through Plugins, which

provide extra functionality and services beyond the core platform.

Database
Our back-end PostgreSQL database is a very robust multi-dimensional structure that supports massive scaling and with the addition of Postgres-XL we will have massively parallel processing (MPP) and large scale horizontal scalability.

Value Chain Platform
The Value Chain Advertising Engine will be part of the Release One Build. It will be written in C# using the Kong API interface with our PostgreSQL back-end.

Design, Test and Scale Strategy
Our intention is to use our local customer base in Northern Nevada and Northern California to guide our development to solve real-world problems. We intend to address community-centric challenges such as:
* Finding local resources (manpower, material, and resources) for Projects
* Creating and Managing Social Action Projects
* Creating Advertising Campaigns for local businesses
* Creating Fundraising Campaigns for local charities and Non-Profits

Once we prove the viability of the Community Platform for these key areas, we will scale to a large retailer for subsequent testing and eventual deployment into the larger customer base.

How We Make Money

We strongly believe in the need to produce sustainable profit. Thus, we have established multiple revenue streams:

1. **Value-chain advertising and fundraising** – organizations pay a percentage or flat fee to use our platform for each of their campaigns.
2. **Targeted Advertising** – Businesses can pay to have their products advertised to highly targeted groups within our platform.
3. **Premium services** – Community members pay for increasing access to our exclusive services like network map analytics and advanced advertising options.
4. **Transaction fees** – Although the transaction fees will be small for our members, we expect to have a pool of participants large enough that the total amount of revenue we receive from transactions will be significant.





International Vision

Our ultimate goal is to extend our platform to **80 languages** so that users will be able to easily facilitate connecting people in local regions and around the world for shared interests, needs and offers, and collaborative projects.

In addition, we have already developed and released **Beta software** for The Community Platform and have garnered very positive user feedback. You can download your own copy for testing and check our progress on our website.

We are currently in the process of honing our visual interface and attaining approval to offer our software in selected stores.

The Dream Team

Our team members have been at the **forefront of community building** and successful pioneering platforms. Some examples of organizations we have been part of are: **Verifone, Paypal, AOL, and MySpace.**
With One Sphera, our core team has found a way to leverage blockchain and cryptocurrency technology for the benefit of everyone. Our platform spreads **value**, and **safely shares user-controlled data** throughout a community rather than for the benefit of an elite few. We believe our technology has the potential to make a real difference in the world, and we hope you'll join us in seeing its full development to fruition.



2000



Bud James, Original CTO of MySpace.com

Bud pioneers social media as one of its original architects.

Q2 2021



Release 3 of the Community Platform

We activate all 50 US Capitals and launch into English speaking countries with cool skins, games and 80 languages. 6M Members, we begin our A+ Raise to expand internationally. (ANTICIPATED)

2008



Richard Flyer Creates "Connecting the Good"

Richard pioneers real-world collaborative network building

2013



Richard and Bud Brainstorm

The idea is formed and work begins on creating what would eventually become One Sphera. Our goal was to create a society-building platform based on Sarvodya's Principles and the Golden Rule.

May 2015

One Sphera Born On Date!

One Sphera was incorporated as a Nevada Public Benefit Company! With our core team we began gathering advisors, designing the company, and writing software.

January 2017



Bill Melton Joins One Sphera

Bill inspires the One Sphera Team to invert the economic pyramid and change the world. The Value Chain System is created and patented.

April 2018

Launched on StartEngine

Now YOU can own a part of One Sphera!

August 2017

Connecting the Good Worldwide!

We create our private operating foundation, Connecting the Good Worldwide. It's mission is similar to One Sphera's, with a focus on supporting Social Action and Non Profits.

Q2 2019



Release 1 of the Community Platform

We plan to roll-out The Community Platform Release 1 in conjunction with targeted Events, focusing first on smaller events and expanding after that. By YE we expect 600k Members. (ANTICIPATED).

Q2 2020



Release 2 of the Community Platform

One Sphera plans to be onboard nearly 3M Members! By year end we anticipate growing revenue through Value Chain advertising and premium services. (ANTICIPATED).

Meet Our Team



Richard Flyer

Co-Founder and CEO

Mr. Flyer, MS, brings over 30 years of C-level for-profit and non-profit business experience involving the venture capital, business consulting, medical, instructional design, and community development sectors. He has been CEO and Director of One Sphera, a software development company since May 2015 and owner of Flyer Associates since 2017, a consultancy working in the Medical, Technical, and Community Building industries. He works 4 hours at week at this job. As a pioneer in "Social Enterprise," his hands-on community development experience built a new collaborative networking methodology and is the basis for the civic engagement technology of One Sphera.



Robert Bud James, PhD

Co-Founder and President/CTO

Dr. James is a seasoned C-Level executive with more than 40 years of proven expertise in designing and building large scale IT systems, with a focus on security and collaboration. As the original CTO of MySpace.com, he helped design and manage the world's first Social Media platform, on-boarding 6M users in 9 months. He has extensive, in-depth experience in successfully running a global technology enterprise in nearly every key area. He has been full time CTO and Director of One Sphera, a software development company since 2015 and a part-time Director (2 hours/week) of New Vistas International since 2013, a training school.



Doug Damon

Investor/Director, Business Development Adviser

Mr. Damon brings 40 years plus experience to business development and networking. He is the founder and current President of Damon Industries (DI), a food manufacturer, that has been in continuous operation since 1946. He has been a Director of One Sphera, a software development company, since 2015. He is an Arete International High-Performance Advisor, consulting to businesses and organizations on human and cultural development and facilitates strategic planning.



William Melton

Chief Strategic Adviser, Financial Innovator

Over the course of his celebrated career, Mr. Melton has been a founding executive and/or early investor/board member in multiple startups that went on to become successful, billion-dollar companies (Verifone, PayPal, AOL, FirstData).



Asher Tuggle

Lead Developer

Mr. Tuggle is One Sphera's Lead Developer, co-designer, and a Unity and .NET superstar. He is a game developer, software architect, and enthusiast of all things programming. He has a passion for quality, efficiency, elegance and standards in coding, which he sees just as much an art as a science.



Amanda Kay Creighton

Community & Media Adviser

Amanda has focused her professional experience on small business development and non-profit management. She catalyzes lasting community transformation through sharing best practices. She is a leading expert on principles and practices of community development and sustainability, having lived in various intentional communities. She brings a vast experience advising One Sphera on best practices in online community and social media management.



Steve Breitman, CPA

Consulting CFO

Mr. Breitman trained as a CPA and has over 30 years of accounting, financial, and operational management experience. Steve's career path led him to work in public accounting and to hold a variety of management positions including CFO, Regional Controller, Corporate Director of Management Reporting, Executive Director, and Regional Manager.



David Christel

Communications Advisor

For Mr. Christel, education, personal identity, and self-expression have been primary themes throughout his life. He was the Creative Director for the Tony Robbins organization. He has developed courses for many high-profile companies including NASA/Lockheed, Northern Telecom, Top Gun School, Naval Strategic Communications, American Airlines Flight Attendant, the CIA, Halliburton Oil, Honeywell, Fireman's Fund, Ford Motor Company, and McDonnell-Douglas.



Jason Molt

Full stack developer and Data Scientist

Jason brings a strong background in data science, having run the company Harmony Data Science. He recently founded Block Party Labs, a digital research and development company focused on bringing distributed ledger and blockchain use cases to life -- also building enterprise SaaS products, statistical methods and modeling, deep learning networks.



Andrei Ivasko

Developer, Blockchain Specialist

Mr. Ivasko is a cryptocurrency and cryptography specialist. His master's thesis focused on password authentication for the Android platform and he participated and co-authored a number of data security projects including data migration, cryptography, malware analysis and malicious software threat reduction. He brings a deep background in Blockchain, ERC20 Smart Contracts, Ethereum, and Solidity.



Caren McNamara, PMP

Investor

Caren founded Conscious Container to establish a returnable glass bottle marketplace here in the United States. She has been a senior project and change manager for IBM for 20 years including successfully delivered Change Management for large multi-national procurement software implementation. And, was in a trusted adviser role and enabled collaborative project management risk management, schedule and change delivery.



Tyson Cross

Attorney, Cryptocurrency Specialist

Mr. Cross is one of the leading authorities on cryptocurrency taxation and regulation. Licensed in California and Nevada, he helps clients in all 50 states with federal tax and regulatory matters.



Garrett Sutton

Attorney, Author

Mr. Sutton has been in practice more than thirty-five years. He assists entrepreneurs and real estate investors from around the world to protect their assets and maximize their financial goals through sound management and asset protection strategies. Garrett is highly sought after as a guest speaker and serves as a member of the elite group of "Rich Dad Advisors" for bestselling author Robert Kiyosaki.



Clifton Maclin

Investment and Management Advisor

Mr. Maclin is an Investment Advisor with forty years of experience as a foreign Trade Finance specialist, Merger and Acquisition specialist, and Quantitative Securities Analyst. He was present in the circle of leaders laying the framework for the development of Silicon Valley and arranged the first financing of Atari.



Dr. A.T Ariyaratne

Community Development Advisor

Dr. Ahangamage Tudor Ariyaratne (Dr. Ari) is founder and President of Sri Lanka's Sarvodaya Shramadana Movement, the country's largest non-profit organization that involves millions of people in 15,000 villages in development projects. Sarvodaya has helped thousands of villages to become self-reliant, building homes, hospitals and schools, digging wells and promoting alternative energy and food infrastructures, as well as defending women's and children's rights and promoting religious tolerance and cooperation. Dr. Ari received the Ghandi Peace Prize in 1996 and the Sushil Kumar International Peace Award in 2006, two years after it was awarded to His Holiness the Dalai Lama. Nomiated for Noble Peace Prize in 2006.



David Gruder, PhD

Business Strategy and Integrity Expert

Dr. Gruder is A Psychological Business Strategist whose PhD is in clinical & organizational development psychology. He is an eight-award-winning bestselling author who has written or contributed to 23 books, has given a TEDx Talk, and has sat on numerous for-profit and nonprofit boards. Named "America's Integrity Expert" by Radio & Television Interview Reports, he has also been the recipient of a leadership award and a culture creation award.



Mark S.A. Smith

Executive Business Growth Strategist

Mr. Smith is a 36-year veteran of the business world, running his own company for 28 years, and works with companies large and small to achieve their sales and marketing goals. Mark is the author of 14 published books and sales guides and has authored more than 400 magazine articles. His latest: Pivot to Profit from IT Disruption. He is a genuine Guerrilla Marketing guru, co-authoring three books with Jay Conrad Levinson, and is a certified Guerrilla Marketing Coach.

Offering Summary

Maximum 2,140,000 shares of A Class Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 shares of A Class Stock ($10,000)

Company	One Sphera, Inc.
Corporate Address	POB 4008, Sparks, NV 89432
Description of Business	One Sphera, Inc., was formed on May 7, 2015 as a Nevada Benefit Corporation. We are a development-stage company formed to create large-scale Civic and Community Engagement Connectivity Applications on Blockchain-based Machine Learning Platforms.
Type of Security Offered	A Class Stock and CC Token
Purchase Price of Security Offered	$.50
Minimum Investment Amount (per investor)	$250

Perks*

The Offering includes 5 CC tokens for every $1.00 invested. In addition, the following perks are being offered:

One Sphera Token Distribution Event Offerings

Tier	Minimum	Investment Range	Bonuses (Each Tier gets previous tier included)
1	$250	to $499	T-Shirt and our endless appreciation!
2	$500	to $999	Premium Needs & Offers Campaign
3	$1,000	to $2,499	1 Premium Project Resourcing Campaign
4	$2,500	to $9,999	1 Premium Value Chain Advertising/Fundraising Campaign
5	$10,000	to $49,999	Full Premium Services for 1 year
6	$50,000	to $99,999	1 Full Community Corner Setup
7	$100,000	plus	Full SuperSphere Services for 2 years

Token Price	$0.20
Community Platform Tools	Discounted Token Price
Lifetime Membership	$0.10
Let's Trade!	$0.08
Let's Work!	$0.06
Let's Talk!	$0.05
Your Community	$0.04
Community Corner	$0.03
SuperSphere	$0.02

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

<u>Terms of Tokens</u>

Community Coin Tokens ("CC Tokens")

Description: Community Coin Tokens will be an ERC20 Token built on the Ethereum Blockchain and function as the primary medium of exchange in a newly created decentralized donation marketplace (The Community Platform). The initial price of the Tokens is $.20 each, or 5 CC Tokens per $1.00 invested. There will be a one year hold on the Secuitized Community Coin Tokens, after which it will be available to exchange.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** CC-Blockchain
- **Expected Network Launch date:** 2019
- **Total amount of Tokens authorized for creation:** 3,500,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 755,000,000
- **Will they be listed on Exchanges:** Yes, we intend to list the CC on one or more Exchanges that support Securitized Token purchasing
  - **if so, which:** Unknown at this time

<u>Other Material Terms:</u>

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

<u>Additional Information</u>

- CC circulates through the Community Platform, is tracked on the distributed **CC-Blockchain**, and is issued and received through the **Rewards Engine.** CC is exchanged based on the Proof points of:
  - **Proof of Community Cooperation** (PoCC), and
  - **Proof of Community Influence** (PoCI).

CC is earned when Members conduct PoCC/I activities incentivized by The Community Platform, such as connecting two people, creating Groups, donating to a local Community Non-Profit, etc. Once earned, CC can be exchanged for a number of services and goods within THE PLATFORM.

- Use CC to pay for an Advertising Campaign to promote an **Event**
- Anything from a virtual garage sale to real life rock concert!
- Use CC as a method of exchange within the Community Platform's **Needs and Offers Engine**
- Offer and purchase goods and/or services to and from Community Members
- User CC to pay for The Platform's Premium Services
- Renew or Level-up your Membership and add premium features
- **Exchange** CC
- Fo rmarketing products such as Community Platform logo'd Pens, Mugs, T-shirts, Mousepads, etc.
- Eventually the SecuritizedToken will be available to be traded on a public exchange
- Total Points and CC earned each month and averaged over a year can increase one's **Reputation in the Community**.

- The CC is a **Securitized Utiity Token** that is used on **The Community Platform** (the Platform)
  - The Community Platform is a large-scale application that addresses a wide range of needs
  - The Entrepreneur who want to grow their business
  - The NonProfit that wants to Fundraise
  - The Organization that wants to advertise
  - The Individual who wants to meet like-minded people and organizations
- CC circulates through the Community Platform, is tracked on the distributed **CC-Blockchain**, and is issued and received through the **Rewards Engine.** CC is exchanged based on the Proof points of:
  - **Proof of Community Cooperation** (PoCC), **and**
  - **Proof of Community Influence** (PoCI).
- Any time a Member of the Platform participates in a **Campaign** using the Rewards Engine, they will hold a **copy of the internal distributed blockchain ledger** generated for that Campaign.
  - There are **multiple Blockchains** on the Platform
  - The Rewards Engine is based on well-researched **Game Theory** and **Applied Human Behavior Algorithms**

The Company currently does not have a distributed ledger based business model nor a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock tokens and the JonCoin tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

Community Coin Securitized Utility Token Distribution Analysis

CC Token Distro Events		Share Price	Ratio CC to Share	Token Price	Shares Issued	Tokens Issued	% of Total Tokens	USD
Crowdfunding (Reg CF)	**(25k - $1M)**	$0.50	2.50	$0.20	2,050,000	15,187,500	0.43%	$1,070,000
Reg D (Accredited Only)	**($6 - 10M)**	$0.50	2.50	$0.20	10,050,000	324,166,667	9.26%	$10,000,000
Subtotal Initial Raises					12,100,000	339,354,167	9.70%	$11,070,000
Reg A+ (Global)	**($60-75M)**	$5.00	5	$1.00	75,000,000	3,765,625,000	107.59%	$75,000,000
					75,000,000	3,765,625,000	107.59%	$75,000,000
Subtotal after TDE's		$5.00	5	$1.00	87,100,000	4,104,979,167	117.29%	86,070,000
Reserved Tokens								
Reserved for Crowdfunding Raise (Reg CF) (25k - $1.07M)						(15,187,500)		
Reserved for Reg D Raise ($6 - 10M)						(324,166,667)		
Reserved for the Reg A+ Raise ($60-75M)						(3,765,625,000)		
Reserved for 2M Members to receive $5 of CC when they Authenticate						(100,000,000)		
Reserved for The Bancor Protocol Reserves*						(500,000,000)		
Reserved for the Non Profit Foundation "Connecting the Good Worldwide"						(130,000,000)		
Reserved for the Public Benefit Company One Sphera						(125,000,000)		
Total Reserves						(4,959,979,167)		
Available for Community PoCC Rewards						(1,459,979,167)		

***Note: The Bancor Protocol Reserves are held as a cryptocurrency stability fund**

The 10% Bonus for StartEngine Shareholders

One Sphera, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of A Class Stock at $1 / share, you will receive 10 A Class Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds. As a Public Benefit company all our financial activity is transparent and available.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow One Sphera to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment
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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3 Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section

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VIDEO TRANSCRIPT (Exhibit D)

Meet Joe,

Joe is an entrepreneur,

He owns a local pizza place .

Joe has great food, a fun atmosphere and wants to grow his customer base.

Joe presses a button that says "Not your normal advertising campaign!

With Value Chain Advertising Joe rewards his customers which gives them incentives to share with their friends, and attracts more business.

Joe is selling more pizza and massively increasing his customer base because he knows exactly where to spend his advertising money. One Sphera.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

One Sphera, Inc

A Nevada Benefit Company

Amended Articles of Incorporation

THE AMENDED ARTICLES OF INCORPORATION
of
One Sphera, Inc., a Nevada Benefit Company

Article I

Name. The name of this corporation is One Sphera, Inc. (the "Benefit Company").

Article II

Type of Corporation. This corporation is a Benefit Corporation. This benefit corporation is organized under Nevada Regulatory Statutes (NRS) Chapter 78B.

Article III

Purpose. The purpose of this Benefit Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the Nevada Corporations Code. The general and specific public benefits created by this Benefit Company shall be deemed to be in the best interests of the Benefit Company. Notwithstanding the foregoing, the purpose of this Benefit Company shall be to create a general public benefit including, but not limited to, the specific and general public benefits as described in NRS.78B.060:

- One Sphera shall create general public benefit defined as a material positive impact on society and the environment, taken as a whole, as assessed against a third-party standard.
- One Sphera shall have right to name specific public benefit purposes, recognizing that the creation of public benefit is in the best interests of the Benefit Company.
- One Sphera offers a platform that provides a common ground to empower organizations, government agencies, charities, and individuals to interconnect and collaborate.
- One Sphera seeks to improve the quality, quantity, and speed of creating inter-community personal and professional connections sharing common interests.
- One Sphera will donate a certain percent of all membership revenue back into the local community's Non-Profit organizations.

Article IV

Registered Agent. The registered agent in the state of Nevada is Corporate Direct, Inc, located at 2248 Meridian Blvd., Suite H, Minden, NV 89423

Article V

Longevity. The period of this Benefit Company's duration shall commence upon the date that these Articles of Incorporation ("Articles") are filed with the Secretary of State and shall continue in perpetuity.

One Sphera, Inc
Articles of Incorporation
A Nevada Benefit Company

Article VI

Section 1. Classes of Stock. The Benefit Company is authorized to issue two classes of stock to be designated respectively, "A Class Stock," and "B Class Stock."

Section 2. Authorized Shares. The total number of both the A and B Class Stock the Benefit Company is authorized to issue is 300,000,000 shares, each with a **par value** of $.001 per share. The Benefit Company is authorized to issue **two-hundred fifty million** (250,000,000) A Class shares and **fifty million** (50,000,000) B Class shares.

Section 3. A Class Stock. A statement of the designation, powers, preferences, rights, qualification, limitations, or restrictions of A Class shareholders is as follows:

(1) Voting Rights.

a. Except as otherwise provided herein or by applicable law, the holders of A Class Stock shall be entitled to one (1) vote for each share of A Class Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the shareholders of the Benefit Company.

(2) Dividends.

a. The holders of A Class Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property, or shares of stock of the Benefit Company as may be declared by the Board of Directors.

(3) Liquidation.

a. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Benefit Company, the holders of A Class Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the shareholders.

(4) Subdivision or Combinations.

a. If the Benefit Company in any manner subdivides or combines the outstanding shares of one class of Stock, the outstanding shares of the other class of Stock will be subdivided or combined in the same manner.

(5) Equal Status.

a. Except as expressly provided in this Article V, A Class Stock and B Class Stock shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters. Without limiting the generality of the foregoing:

   i. In the event of a merger, consolidation or other business combination requiring the approval of the holders of the Benefit Company's capital stock entitled to vote thereon (whether or not the Benefit Company is the surviving entity), the holders of A Class Stock and B Class Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as either class, and;

   ii. In the event of any tender or exchange offer to acquire any shares of A Stock by any third party pursuant to an agreement to which the Benefit Company is a party or any tender or exchange offer by the Benefit Company to acquire any shares of A Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of A Class Stock and B Class Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as either class.

Section 4. B Class Stock. A statement of the designation, powers, preferences, rights, qualification, limitations, or restrictions of B Class shareholders is as follows:

(1) Voting Rights.

a. Except as otherwise provided herein or by applicable law, the holders of B Class Stock shall be entitled to ten (10) votes for each share of B Class Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the shareholders of the Benefit Company.

(2) Dividends.

a. The holders of B Class Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property, or shares of stock of the Benefit Company as may be declared by the Board of Directors.

(3) Liquidation.

a. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Benefit Company, the holders of B Class Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the shareholders.

(4) Subdivision or Combinations.

a. If the Benefit Company in any manner subdivides or combines the outstanding shares of one class of Stock, the outstanding shares of the other class of Stock will be subdivided or combined in the same manner.

(5) Conversion.

a. **Definitions.** As used in this Section 4(5), the following terms shall have the following meanings:

i. **"Founder"** shall mean either Richard Flyer or Dr. Robert James, each as a natural living person, and **"Founders"** shall mean both of them.

ii. **"B Class Stockholder"** shall mean (a) the Founders, and (b) the initial registered holder of any shares of B Class Stock that were originally issued by the Benefit Company.

iii. **"Permitted Entity"** shall mean, with respect to any individual B Class Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 4.5.c established by or for such individual B Class Stockholder, so long as such entity meets the requirements of the exception set forth in Section 4 applicable to such entity.

iv. **"Voting Control"** with respect to a share of B Class Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of B Class Stock by proxy, voting agreement or otherwise.

v. **"Transfer"** of a share of B Class Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" shall also include, without limitation, a transfer of a share of B Class Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of B Class Stock by proxy or otherwise; provided, however, that the following shall **not** be considered a "Transfer" within the meaning of this Section 4:

1. the granting of a proxy to officers or directors of the Benefit Company at the request of the Board of Directors of the Benefit Company in connection with actions to be taken at an annual or special meeting of stockholders;
2. entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are B Class Stockholders, that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the B Class Stockholder at any time and (C) does not involve any payment of cash, securities, property or other consideration to the B Class Stockholder other than the mutual promise to vote shares in a designated manner; or
3. the pledge of shares of B Class Stock by a B Class Stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the B Class Stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares of B Class Stock or other similar action by the pledgee shall constitute a "Transfer."

b. **On Demand.** Each share of B Class Stock shall be convertible into one (1) fully paid and nonassessable share of A Class Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

c. **Transfer.** Each share of B Class Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of A Class Stock upon a Transfer of such share, **other** than a Transfer:

i. From a Founder, or such Founder's Permitted Entities, to the other Founder, or such Founder's Permitted Entities;

ii. By an B Class Stockholder who is a natural person to any of the following Permitted Entities, and from any of the following Permitted Entities back to such B Class Stockholder and/or any other Permitted Entity established by or for such B Class Stockholder:

1. a trust for the benefit of such B Class Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the B Class Stockholder and, provided, further, that in the event such B Class Stockholder is no longer the exclusive beneficiary of such trust, each share of B Class Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock;
2. a trust for the benefit of persons other than the B Class Stockholder so long as the B Class Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the B Class Stockholder, and, provided, further, that in

the event the B Class Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such trust, each share of B Class Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock;

3. a trust under the terms of which such B Class Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the US Code and/or a reversionary interest so long as the B Class Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such trust; provided, however, that in the event the B Class Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such trust, each share of B Class Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock;

4. an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such B Class Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such B Class Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held in such account, plan or trust, and provided, further, that in the event the B Class Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such account, plan or trust, each share of B Class Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock;

5. a corporation in which such B Class Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the B Class Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such corporation; provided that in the event the B Class Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the B Class Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such corporation, each share of B Class Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock;

6. a partnership in which such B Class Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the B Class Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such partnership; provided that in the event the B Class Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the B Class Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such

partnership, each share of B Class Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock; or

7. a limited liability company in which such B Class Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the B Class Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such limited liability company; provided that in the event the B Class Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the B Class Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of B Class Stock held by such limited liability company, each share of B Class Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock.

iii. By an B Class Stockholder that is a partnership, or a nominee for a partnership, which partnership beneficially held more than five percent (5%) of the total outstanding shares of B Class Stock as of the Effective Time, to any person or entity that, at the Effective Time, was a partner of such partnership pro rata in accordance with their ownership interests in the partnership and the terms of any applicable partnership or similar agreement binding the partnership at the Effective Time, and any further Transfer(s) by any such partner that is a partnership or limited liability company to any person or entity that was at such time a partner or member of such partnership or limited liability company pro rata in accordance with their ownership interests in the partnership or limited liability company and the terms of any applicable partnership or similar agreement binding the partnership or limited liability company at the Effective Time. All shares of B Class Stock held by affiliated entities shall be aggregated together for the purposes of determining the satisfaction of such five percent (5%) threshold.

iv. By an B Class Stockholder that is a limited liability company, or a nominee for a limited liability company, which limited liability company beneficially held more than five percent (5%) of the total outstanding shares of B Class Stock as of the Effective Time, to any person or entity that, at the Effective Time, was a member of such limited liability company pro rata in accordance with their ownership interests in the company and the terms of any applicable agreement binding the company and its members at the Effective Time, and any further Transfer(s) by any such member that is a partnership or limited liability company to any person or entity that was at such time a partner or member of such partnership or limited liability company pro rata in accordance with their ownership interests in the partnership or limited liability company and the terms of any applicable partnership or similar agreement binding the partnership or limited liability company. All shares of B Class Stock held by affiliated entities shall be aggregated together for the purposes of determining the satisfaction of such five percent (5%) threshold.

d. **Upon Death.** Each share of B Class Stock held of record by a B Class Stockholder who is a natural person, or by such B Class Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of A Class Stock upon the death of such B Class Stockholder; provided, however, that:

i. If a Founder, or such Founder's Permitted Entity (in either case, the "Transferring Founder") Transfers exclusive Voting Control (but not ownership) of shares of B Class Stock to the other Founder (the "Transferee Founder") which Transfer of Voting Control is contingent or effective upon the death of the Transferring Founder, then each share of B Class Stock that is the subject of such Transfer shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock upon that date which is the earlier of: (a) the date upon which the Transferring Founder died, or (b) the date upon which the Transferee Founder ceases to hold exclusive Voting Control over such shares of B Class Stock; provided, further, that if the Transferee Founder shall die within nine (9) months following the death of the Transferring Founder, then a trustee designated by the Transferee Founder and approved by the Board of Directors may exercise Voting Control over:

   1. the Transferring Founders' shares of B Class Stock and, in such instance, each such share of B Class Stock shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock upon that date which is the earlier of:

      a. nine (9) months after the date upon which the Transferring Founder died, or

      b. the date upon which such trustee ceases to hold exclusive Voting Control over such shares of B Class Stock;

   2. and the Transferee Founders' shares of B Class Stock (or shares held by an entity of the type referred to in paragraph 5.d.i.(3) below established by or for the Transferee Founder) and, in such instance, each such share of B Class Stock shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock upon that date which is the earlier of:

      a. nine (9) months after the date upon which the Transferee Founder died, or

      b. the date upon which such trustee ceases to hold exclusive Voting Control over such shares of B Class Stock.

   3. If both Founders die simultaneously, a trustee designated by the Founders and approved by the Board of Directors may exercise Voting Control over the Founders' shares of B Class Stock and, in such instance, each such share of B Class Stock shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock upon that date which is the earlier of: (a) the date upon which both Founders died, or (b) the date upon which such trustee ceases to hold exclusive Voting Control over such shares of B Class Stock.

ii. Notwithstanding the foregoing, if the shares of B Class Stock held by the Permitted Entity of a B Class Stockholder would constitute stock of a "controlled corporation" (as defined in Section 2036(b)(2) of the US Code) upon the death of such B Class Stockholder, and the Transfer of shares of B Class Stock by such B Class Stockholder to the Permitted Entity did not involve a bona fide sale for an adequate and full consideration in money or money's worth (as contemplated by Section 2036(a) of the US Code), then such shares will not automatically convert to A Class Stock if the B Class Stockholder does not directly or indirectly retain Voting Control over such shares until such time as the shares of B Class Stock would no longer constitute stock of a "controlled corporation" pursuant to the US Code upon the death of such B Class Stockholder (such time is referred to as the "Voting Shift"). If the B Class Stockholder does not, within five (5) business days following the mailing of the Corporation's proxy statement for the first annual or special meeting of stockholders following the Voting Shift, directly or indirectly through one or more Permitted Entities assume sole dispositive power and exclusive Voting Control with respect to such shares of B Class Stock, each such share of B Class Stock shall automatically convert into one (1) fully paid and nonassessable share of A Class Stock.

e. **Future Changes.** The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the B Class Stock to A Class Stock and the general administration of this dual class stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of B Class Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of B Class Stock and to confirm that a conversion to A Class Stock has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to A Class Stock shall be conclusive.

f. **Retired B Class Stock.** In the event of a conversion of shares of B Class Stock to shares of A Class Stock pursuant to this Section 4, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred. Upon any conversion of B Class Stock to A Class Stock, all rights of the holder of shares of B Class Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of A Class Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of A Class Stock. Shares of B Class Stock that are converted into shares of A Class Stock as provided in this Section 4 shall be retired and may not be reissued.

Section 5. Reservation of Stock. The Benefit Company shall at all times reserve and keep available out of its authorized but unissued shares of A Class Stock, solely for the purpose of effecting the conversion of the shares of B Class Stock, such number of its shares of A Class Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of B Class Stock into shares of A Class Stock.

Article VII

Majority Vote. The Benefit Company will require that major decisions (as defined in the Bylaws) made by the Board of Directors and/or its Shareholders will always be made with two-thirds or greater concurrence for successful agreement.

(1) Per NRS 78B.050

a. "The shareholders of every class or series are entitled to vote on the corporate action regardless of any limitation on the voting rights of any class or series stated in the articles of incorporation or bylaws."
b. "The corporate action must be approved by the outstanding shares of each class or series by at least two-thirds of the votes, or the greater vote if required by the articles of incorporation, that all shareholders of the class or series are entitled to cast on that action."

Article VIII

Change in Control Transaction. The Benefit Company shall not consummate a Change in Control Transaction without first obtaining the affirmative Majority Vote at a duly called annual or special meeting of the stockholders of the Corporation, of two-thirds or more of the holders of every class or series.

(1) **Definition.** For the purposes of this section, a "Change in Control Transaction" means the occurrence of any of the following events:

a. the sale, encumbrance or disposition (other than non-exclusive licenses in the ordinary course of business and the grant of security interests in the ordinary course of business) by the Corporation of all or substantially all of the Corporation's assets;

b. the merger or consolidation of the Corporation with or into any other corporation or entity;

c. the issuance by the Corporation, in a transaction or series of related transactions, of voting securities representing more than two percent (2%) of the total voting power of the Corporation before such issuance, to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Securities Exchange Act of 1934 (or any successor provision) such that, following such transaction or related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the Corporation, after giving effect to such issuance.

Article IX

Section 1. Board of Directors. The business and affairs of the Benefit Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute, or by these Articles of Incorporation, or the Bylaws of the Benefit Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Benefit Company.

Section 2. Number of Directors. The number of directors constituting the entire board shall be three (3). The number of directors constituting the entire board may be increased or decreased from time to time by resolution of the board of directors, provided that

(1) any amendment by the directors to effect such increase or decrease shall require the vote of a majority of the entire board,
(2) no decrease shall shorten the term of any incumbent director,
(3) the number of directors constituting the entire board shall not be less than three, and
(4) the number of directors constituting the entire board shall not be more than eleven.

As used in these articles, "entire board" means the total number of directors which the corporation would have if there were no vacancies.

Section 3. Director Elections.

(1) Except as otherwise defined in these Articles of Incorporation, Directors will be elected in accordance with Bylaws of the Benefit Company.

(2) Directors of the corporation shall be elected by the majority vote (66%) of all shareholders (both A Class and B Class) and shall serve until the annual meeting following his or her election. A director shall hold office until the annual meeting for the year in which his or her term expires

and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(3) Newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Benefit Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the two-thirds or greater Majority Vote of the remaining directors then in office.

(4) Any director elected in accordance Section 3.3 shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified, or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(5) Any individual director, or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of two-thirds Majority Vote (66%) of the voting power of the issued and outstanding shares of capital stock of the Corporation then entitled to vote in the election of directors.

Section 4. Sanctity of Bylaws.

(1) In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend, or repeal the Bylaws of the Benefit Company. The affirmative Majority Vote of at least two-thirds of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Benefit Company's Bylaws. The Benefit Company's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Benefit Company with the appropriate Majority Vote.

(2) Notwithstanding the above, or any other provision of these Articles of Incorporation, the Bylaws of the Benefit Company may be adopted, amended, or repealed by a Majority Vote of the voting power of the stockholders entitled to vote. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Benefit Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Article X

Director Liability; Indemnity of Agents. The liability of the directors of this Benefit Company for monetary damages shall be eliminated to the fullest extent permissible under Nevada law. This Benefit Company is authorized to provide indemnification of agents (as defined in Section 317 of the General Corporation Law of the State of Nevada) for breach of duty to the Corporation and its shareholders through by-law provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by section 317 of the General Corporation Law of the State of Nevada, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law of the State of Nevada. Any repeal or modification of the provisions of this Article X shall not adversely affect any rights or protections to which the corporation's directors, officers or agents were entitled prior to such repeal or modification.

Article XI

Repeal of Articles. The Benefit Company reserves the right to amend or repeal these Articles of Incorporation in the manner now or hereafter prescribed by statute and these Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of capital stock of the corporation is required to amend or repeal any provision of these Articles of Incorporation, and in addition to any other vote of holders of capital stock that is required by these Articles of Incorporation or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose.

One Sphera, Inc
Articles of Incorporation
A Nevada Benefit Company

SIGNATURE PAGE

One Sphera, Inc, a Benefit Corporation organized and existing under the laws of the State of Nevada (the "Benefit Company"), hereby certifies as follows:

1) The name of the Benefit Company is One Sphera, Inc. The Benefit Company's original Certificate of Incorporation was filed with the Secretary of State of the State of Nevada on May 7, 2015.

2) This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Chapters 78 and 92 of the Nevada Revised Statutes, and restates, integrates, and further amends the provisions of the Benefit Company's Articles of Incorporation.

3) IN WITNESS WHEREOF, One Sphera, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, this _____ day of April, 2018.

Signed:

Richard Flyer, CEO and Co-Founder

Dr. Robert B James, President/CTO and Co-Founder